

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

<u>Via E-mail</u>
Barry Sloane
Chief Executive Officer
Newtek Business Services, Inc.
212 West 35th Street, 2nd Floor
New York, NY 10001

  Re: Newtek Business Services, Inc.
    Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
    Filed January 15, 2014
    File No. 001-16123

Dear Mr. Sloane:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal I—Approval of the Reincorporation Transaction, page 3

1. We note your response to comment 3 in our letter dated November 21, 2013 and your amended disclosure. Please disclose the rights of the board of directors in the event that shareholders do not approve the reincorporation transaction. In this regard, we note your disclosure that you will not effectuate the BDC Election or take action on any other proposal unless Proposal I is approved. If the board of directors does not reserve any additional rights under these circumstances, please so state.

BDC and RIC Elections, page 4

2. We note your response to comment 7 in our letter dated November 21, 2013 and your amended disclosure. Please include in your disclosure the information you provide in response to this comment. Please also disclose the reasons why you believe you will be

afforded access to more favorable interest rates as a result of your election to operate as a BDC.

3. In the last paragraph of this section, please elaborate upon the "certain consequences" your transition to a BDC and RIC will have on your balance sheet.

Operating as a BDC, page 5

4. We note your amended disclosure and the updated financial statements you have provided. We are continuing to review your disclosure and may have further comments upon the completion of our review.

Securities Act Consequences, page 10

5. We are still reviewing your response in this section to address comment 9 in our letter dated November 21, 2013. We may have further comments upon the completion of our review.

Comparison of Stockholder Rights Under Maryland and New York..., page 11

6. We note your response to comment 11 in our letter dated November 21, 2013 and your amended disclosure. Please identify which changes are being made as a result of differing state law, and which are being made to better align your governing documents with those of other BDCs.

Regulation as a Business Development Company, page 20

Qualifying Assets, page 20

7. We note your response to comment 15 in our letter dated November 21, 2013 and your amended disclosure. Please further amend your disclosure to provide examples of the types of non-qualifying assets your company would invest in as a BDC and the characteristics of such assets that would be accretive to your shareholders.

Equity Compensation Plans, page 23

8. Please discuss the exemptive relief you plan on obtaining from the Securities and Exchange Commission to permit you to grant dividend equivalent rights to your optionholders. For example, please identify the statutes or rules from which you seek exemption and the effect of each exemption.

Proposal III- Authorization to Sell Shares of Common Stock…, page 44

9. Please confirm to us that any and all of the "one or more public or private offerings" you refer to will take place within the one year time period you reference elsewhere in this section.

Proposal IV- Approval of a New Equity Compensation Plan, page 51

10. Please confirm that the Existing Plans you identify in this section are indeed the only outstanding stock incentive plans as of the date shareholders will vote on Proposal IV and that all outstanding options have been issued under one of the Existing Plans.

2012 Compensation Discussion and Analysis, page 57

11. Please ensure that you have updated your disclosure to reflect information for your recently completed fiscal year ending December 31, 2013. In this regard, refer to Interpretation 217.11 of our Compliance and Disclosure Interpretations relating to Regulation S-K located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John Mahon
        SUTHERLAND